

June 9, 2014

<u>Via E-mail</u>
Donald G. Drapkin
Casablanca Capital LP
450 Park Avenue, Suite 1403
New York, NY 10022

Re: Cliffs Natural Resources Inc.
Preliminary Proxy Solicitation material filed on Schedule 14A
PRRN14A filing made on June 6, 2014 by Casablanca Capital et al.
File Number: 001-08944

Dear Mr. Drapkin,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to a filing and any information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 14A filed on June 6, 2014

1. We note the reply to prior comment number three regarding whether or not the successful election of the referenced majority will result in any "change-of-control" compensation payments becoming eligible or due for payment to any of Cliffs' officers or directors. Notwithstanding the revised disclosure provided in response to this comment, please advise us, with a view toward revised disclosure, whether the successful election of the reference majority also could result in the "change of control" provisions within the indenture governing the issuer's outstanding senior notes could become operative. To the extent disclosure is warranted, please revise to indicate, if true, that the issuer may be required to offer to repurchase the outstanding notes if it experiences a "change of control."

2. We noticed the assertion that the participants do "not believe that the current board of directors of the Company (the "Board") is acting in the best interests of the Company's shareholders." Because this statement implies that the Company's directors are breaching their fiduciary duties, please revise the statement to remove such implication. Alternatively, identify the implied breach and explain why, if true, no legal action has been undertaken by the participants in response to such breach.

Casablanca Capital LP et al.
c/o Donald G. Drapkin
June 9, 2014
P a g e | **2**

3. Please confirm for us, with a view toward revised disclosure, whether or not the mailing address cited for the issuer is correct given the availability of a suite number.

4. We noticed the statement that "Mr. Kirsch responded that he thought the proposed terms would be acceptable, and that he was prepared to recommend the proposed settlement to the entire Board and have Mr. Goncalves meet a majority of the Board members." Revise to indicate, if true, that Mr. Kirsch conditioned any acceptance of the proposed terms on the members of the Cliffs' Board meeting Mr. Goncalves and determining that he was qualified and capable of leading the Board.

5. We noticed the statement at page seven that indicated "Cliffs' counsel did not respond." Please reconcile this statement with the statement on page eight that Cliff's counsel did respond on April 1, 2014.

6. Advise us, with a view toward revised disclosure, whether or not the proxy statement has placed security holders on appropriate notice that Mr. Goncalves will not be deemed independent if after election, he is appointed as Chief Executive Officer.

7. We noticed the statement at page nine that "[i]f successful in our Proxy Solicitation, the Board will be composed of our Nominees—Robert P. Fisher, Jr., Mr. Goncalves, Patrice E. Merrin, Joseph Rutkowski, Gabriel Stoliar and Douglas Taylor—and the five Company director nominees receiving the highest number of votes in favor of his or her election at the Annual Meeting." Revise to indicate, if true, that this statement does not take into account different voting outcomes reached because of unknown nominations or the ultimate impact of cumulative voting if in effect.

8. We noticed the statement on page 20 that, "[b]ecause we have given notice to the Company of our intention to cumulate our votes, all shareholders will have the right to cumulate their votes in the election of directors . . ." Revise to indicate, if true, that under the applicable law in Ohio, an announcement of such notice must also be made upon the convening of the shareholder meeting by the Chairman or Secretary or by or on behalf of the shareholder who gave such notice.

9. The proposed disclosure on the form of proxy card appears to be incomplete because of the absence of a line on which shareholders may vote "for all nominees except" or to provide cumulative voting instructions. While there does exist a line bifurcating the referenced disclosure from the balance of the proposals, the line does not appear to be one receptive for written entries by security holders. Please revise or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

Casablanca Capital LP et al.
c/o Donald G. Drapkin
June 9, 2014
P a g e | **3**

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP